Exhibit 99.1

BLACK DIAMOND BRANDS CORP. EARNS DISTRIBUTION AGREEMENT
WITH BODEGA DE SARRIA OF SPAIN

VANCOUVER, BC, Black Diamond Brands Corp. (OTC.BB: BDMHF), the “Company”, is pleased to announce its’ wholly owned subsidiary, Black Diamond Importers Inc., has been appointed importing agents for Bodega De Sarria in British Columbia, Canada. Bodega De Sarría is set within the estate of the Señorío de Sarría (Manor of the Sarría Family) on the outskirts of the town of Puente la Reina, Spain. Its wines are exported worldwide, including Ontario, Canada. The company is further pleased to announce three of Bodega De Sarria wines have been registered for sale in British Columbia. These award-winning wines are expected to be available for sale in the fall 2007. Bodega De Sarria’s corporate information and premium wine portfolio can be viewed at the following; www.bodegadesarria.com.

About Black Diamond Brands Corp.:

Black Diamond Brands Corp. is a Vancouver; Canada based company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wines, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar filing System.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp.
Brad J. Moynes
CEO
(604) 646-5620 or Toll Free: 1-877-646-5635
Website: www.blackdiamondbrands.com
www.libertyvalleywine.com